UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 29, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Explanatory Note: The Company is resubmitting this Form 6-K/A to amend the original submission made on January 29, 2014, regarding the 4Q13 Earnings Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

3

4Q13 Results

Record EBITDA of R$2.8 billion and Free Cash Flow of R$1.3 billion in 2013

4Q13 Highlights

•             Net Debt/EBITDA in dollars of 2.6x (Sept/13: 2.9x | Dec/12: 3.3x). Including receipt of the second payment from the land sale in the amount of R$903 million, most of it received in January 2014, this ratio would have been 2.3x in dollars and 2.5x in reais.

•             Gross debt was R$9,773 million, up 3% over 3Q13 but down 9% over 4Q12.

•             The cost of debt in dollars was 4.6% p.a. (3Q13: 4.5% p.a. | 4Q12: 5.2% p.a.). Considering the buyback of the open balance of the 2020 bonds announced in January, the cost of the debt in dollars would have been 4.0% p.a.

•             Pulp production of 1.4 million t, up 1% over 3Q13 but down 1% over 4Q12. In 2013, production reached 5.3 million t.

•             Pulp sales were 1.4 million t, increasing 11% quarter-on-quarter but falling 5% year-on-year. LTM sales reached 5.2 million t.

•             Record quarterly net revenue of R$1,958 million (3Q13: R$1,841 million and 4Q12: R$1,853 million).

•             Cash cost closed 2013 at R$505/t, up 6.7% over 2012. Excluding the dollar appreciation against the real effect and the impact of the rains at the Aracruz Unit (ES), the increase would have been of 4.6%, below 2013’s inflation.

•             Record adjusted quarterly EBITDA of R$823 million, up 8% over 3Q13, primarily due to the higher sales volume. Year-on-year, the 9% increase was due to the higher average net price in reais. LTM EBITDA totaled R$2,796 million, the greatest since Fibria’s creation and up 24% over 2012.

•            EBITDA margin of 42%, 1 p.p. greater than in 3Q13 and 4Q12, respectively.

•             EBITDA/t of R$571 (US$ 251/t) in the quarter, down 2% quarter-on-quarter and up 15% year-on-year 4Q12.

•             Free cash flow of R$746 million, 6 times greater than in 3Q13 with improved working capital and higher EBITDA. In 2013, free cash flow reached R$1,268 million (US$113/t), up 52% over 2012, representing 8.3% free cash flow yield on December 31, 2013.

•             CAPEX 2013: R$1,287 million, in line with the guidance.

•             Fibria was once again chosen to be part of the 2014 portfolio of the BM&FBovespa’s Corporate Sustainability Index. The Company was also recognized as the industry leader in the forestry resources and paper sector.

•             III Annual Investor Meeting in New York — Fibria Day on December 3, 2013.

•             The Company adhered to the REFIS program and made payment on IRPJ and CSLL debts related to taxation of earnings of its foreign subsidiaries in the total amount of R$560 million, with effective cash disbursement of R$392 million (more details on page 4).

•             On December 30, 2013, Fibria concluded the sale of 206 thousand ha of land for the potential amount of R$1.65 billion, receiving R$500 million as a down payment in 4Q13.

Subsequent Events

•             Receipt of R$605 million relative to part of the payment of the land sale occurred until January 29, 2014.

•             Announcement of the redemption of 100% of the total balance of the 2020 Bonds, equivalent to US$690 million.

Market Cap — December 31, 2013: R$15.3 billion | US$6.5 billion FIBR3: R$27.65 FBR: US$11.68 Outstanding Shares: 553,934,646 common shares	Conference Call: January 30, 2014 Portuguese: 11 A.M. (Brasília) | Tel: +55 11 4688-6361 English: 12 P.M. (Brasília) | Tel: +1 412 317-6776 Webcast: www.fibria.com.br/ri	Investor Relations Guilherme Cavalcanti André Gonçalves Camila Nogueira Roberto Costa Isabela Cerbasi ir@fibria.com.br | +55 (11) 2138-4565

The operational and financial information of Fibria Celulose S.A. for the 4th quarter of 2013 (4Q13) is presented in this document on a consolidated basis and is expressed in reais, unaudited and prepared in accordance with the Brazilian Corporation Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with elimination of all intercompany transactions.

Executive Summary

In 2013, the pulp market saw new capacity come on-stream, but also saw closures announced throughout the period, representing approximately 1.1 million t, helping balance the industry’s supply (net increase of approximately 515 thousand tons). On the demand side, there was an increase in eucalyptus pulp shipments in the year, especially to China and North America. Hardwood producers’ inventories began falling in August, closing the year at 39 days, in line with the historical average. As a result of these events, the average pulp price in dollars increased 5% as compared to 2012. In parallel, the appreciation of the dollar throughout the year continued to drive the pulp price in reais, the increase in which was a significant factor in Fibria’s record adjusted annual EBITDA. With the higher EBITDA and the receipt of the first installment from the land sale, as discussed below, leverage fell in January to 2.6x in dollars.

On November 13, 2013, Fibria signed a binding contract with Parkia Participações S.A. for the sale of certain properties located in São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo states representing a total of approximately 210,000 hectares. On December 30, 2012, after obtaining the required regulatory approvals and the conclusion of Parkia’s confirmation audit, the First Addendum to the Share Purchase and Sale Agreement and Other Covenants was concluded and signed, adjusting the total area of the transaction to approximately 206 thousand hectares of land for the total amount of R$1.4 billion. The Company received R$500 million in December 30, 2013 and R$605 million occurred until January 29, 2014. The payment of the remaining balance of R$298 million is expected to be received in 1Q14. An additional amount of up to R$248 million may be received by the Company in three payments on the 7th, 14th and 21st anniversaries of the purchase and sale agreement, with the amount to be received determined as a function of the appreciation of the lands on each anniversary. On the same date, the Company signed forest partner and forest supply contracts, both with terms of up to 24 years. The transaction generated net capital gains on income tax and social contribution of R$527 million. There was no effective cash disbursement for the payment of these taxes due to the tax loss generated in 2013.

Fibria chose to pay Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) debts payable up to December 31, 2012 deriving from the application of Article 74 of Provisory Measure 2.158-35/01 regarding taxation of earnings of its foreign subsidiaries. The total amount payable, when paid in full with reduction of 100% of penalties and fines, including individual fines, late fees and legal charges, totaled R$560 million, recorded in 4Q13. Of this amount, the Company used tax loss and negative social contribution base credits to offset R$168 million or 30% of the principal, for an effective cash disbursement of R$392 million.

In 4Q13, pulp production was 1.4 million t, up 1% quarter-on-quarter due to no scheduled maintenance downtimes, partially offset by the impact of the rains at the Aracruz Unit (ES), which also explains, in large part, the 1% year-on-year decline. Sales volume totaled 1.4 million t, equivalent to 106% of the production in the quarter, and up 11% over 3Q13 with seasonality in the period, driven by Europe. In 2013, Fibria’s sales totaled 5.2 million t (98% of period production), down 3% as compared to 2012 when we saw record sales volumes and inventories below 50 days. In addition, availability was reduced as a result of lower production volume. Inventories closed 2013 at 50 days.

The cash cost of production for the year was R$505/t, up 6.7% over 2012, largely due to the higher wood cost, foreign exchange and higher cost of inputs. Excluding the dollar’s appreciation effect and the impact of the rains in Aracruz Unit, the increase would have been below 2013’s inflation. In the quarter, cash cost was R$466/t, down 7% quarter-on-quarter due to the absence of scheduled maintenance downtimes and the lower wood cost with less third-party wood as a share of the total, partially offset by the impact of the rains in Aracruz Unit (R$7/t in consolidated cash cost). Year-on-year, the 5% increase was chiefly due to the greater impact of wood with higher transportation costs and increased consumption of inputs (largely explained by the rains in Aracruz Unit), in addition to the R$7/t impact of foreign exchange. Fibria will continue to pursue opportunities to control costs and improve operating efficiency.

4Q13 adjusted EBITDA totaled R$823 million, a record quarterly result, with margin at 42%. In the year, adjusted EBITDA grew 24% to the best result since the Company’s creation. Quarter-on-quarter, this figure was up 8% on the higher sales volume while year-on-year, EBITDA grew 9% due to the higher net pulp price in reais (+11%), in turn explained by the dollar’s average appreciation against the real (11%). LTM EBITDA totaled R$2,796 million, up 24% over 2012 EBITDA (R$2,253 million), with margin at 40%. Free cash flow in the quarter was R$746 million, compared to R$122 million and R$399 million in 3Q13 and 4Q12, respectively (more details on page 15), due to the improved working capital (excluding the one-off effect of the land sale) and increased EBITDA. In 2013, cash flow generation was R$1,268 million, up 50% over the previous year, representing 8.3% free cash flow yield on December 31, 2013.

The negative financial result of R$599 million in 4Q13, as compared to negative R$226 million in 3Q13, is explained by the greater impact of foreign exchange variations on the dollar-denominated debt, with the dollar up 5% at the end of the period, and on hedge operations, especially debt swaps. Year-on-year, the increased expense is explained by the dollar’s appreciation against the real, partially offset by the 16% decline in expenses with interest even as the dollar rose 11%, demonstrating the Company’s efforts to reduce its cost of debt.

Gross debt in dollars was US$4,172, down 2% and 21% quarter-on-quarter and year-on-year, respectively. Considering the receipt of the first payment for the land sale in the amount of R$500 million and the operating cash flow, Fibria closed the year with cash position of R$1,924 million. Net debt/EBITDA in dollars closed the period at 2.6x and, including the receipt of the second payment for the land sale in the amount of R$903 million (R$605 million already received until January 29, 2014), this ratio would have been 2.3x in dollars and 2.5x in reais. In January, Fibria announced the repurchase of 100% of the total outstanding balance of the 2020 Bonds, equivalent to US$690 million with an annual coupon of 7.5%. The settlement will take place in March, 2014. With this, the pro-forma cost of debt in dollars would fall to 4.0% p.a., from the current 4.6% p.a., generating annual savings of approximately US$52 million in interest payments.

As a result of these factors, Fibria posted losses of R$185 million in 4Q13, against profits of R$57 million 3Q13 and R$48 million in 4Q12 (more information on page 11). Losses for the year totaled R$698 million, primarily explained by the dollar’s appreciation against the real in the period and the impact of income tax and social contribution due to expenses with adherence to REFIS.

Pulp Market

The positive expectations for the pulp market in 2013 were confirmed throughout the year. Despite the new pulp capacities, factory closures in several regions ameliorated the market impact of these new volumes coming on-stream as new paper production capacities drove pulp demand for important markets.

According to the Pulp and Paper Products Council (PPPC) statistics, world woodfree Printing & Writing paper production remained practically stable during the first 11 months of 2013 as compared to the same period of the previous year (-0.6%) despite structural changes in the graphic papers market over recent years. On the other hand, tissue paper production grew 2.4% from January to November of 2013(1).

In 4Q13, world pulp sales totaled 11.5 million, up 1.4% and 2.1% quarter-on-quarter and year-on-year, respectively, according to PPPC World-20 report. Pulp producers’ inventories followed the rising demand and fell throughout the quarter. Hardwood producer inventories closed the year at 39 days, after falling 3 days from levels reported at the end of September. In addition, the quarter was marked by an increase in the price difference between softwood and hardwood pulp, reaching US$136/t at the last PIX/FOEX for Europe published in 2013, up US$33/t in the period.

World pulp sales increased 2.5% or 1.1 million t in 2013 as compared to the previous year. The favorable market fundamentals allowed for an estability in the ratio of shipment to capacity in 93% as compared to the average recorded in 2012 and, due to rising capacity, producers’ inventories closed the year at 33 days, only one day above the level posted at the close of 2012.

The solid performance of the world pulp market was chiefly driven by the increase in BEKP sales, which correspond to approximately 80% of these additional volumes. Eucalyptus pulp sales were up 5.6% or 844 thousand t in 2013, mainly due to the United States (+11.9%) and China (+23.0%), where most of the new paper capacities were installed in the year.

After a very positive year for the pulp market, some challenges are expected for 2014. Despite new pulp factories coming on-stream, expectations of better U.S. and European economic performance when compared to previous periods, combined with new paper machines that became operational in 2013 and other investments expected for the year should support an increase in the demand.

(1) Includes some selected countries: North America, East Europe, Brazil, Asia/Africa (excludes China). Source: PPPC World Tissue Paper Flash Report, October 2013.

Production and Sales

Pulp production totaled 1,358 thousand t in 4Q13, up 1% quarter-on-quarter, mainly due to the absence of scheduled maintenance downtimes though partially offset by the impact of the rains in Espírito Santo State on the Aracruz Unit. The latter explains the 1% year-on-year decline. In the year, production fell 1% as compared to 2012, chiefly the result of the lesser number of days in 2013 and the impact of the rains at the Aracruz Unit. Pulp inventories totaled 743 thousand t (50 days), down 10% over 3Q13 — 827 thousand t (56 days) and up 8% over 4Q12 — 690 thousand t (46 days).

The chart below shows the calendar for scheduled maintenance downtimes at Fibria units in 2014.

Pulp sales totaled 1,441 thousand t, up 11% quarter-on-quarter due to seasonality, as well as improved sales to Europe for an additional 70 thousand t. Sales fell 5% as compared to 4Q12, when the Company achieved record sales and inventory below 50 days, generating a need to recompose inventories in 2013. In the year, Fibria’s sales totaled 5,198 thousand t, down 3% over 2012. In 4Q13, sales to Europe represented 36% of the total sales volume, followed by North America at 30%, Asia with 26% and Latin America at 8%. Pulp sales volumes represented 106% of the 4Q13 production and 98% of 2013’s production.

Results Analysis

Quarterly net revenue was a record R$1,958 million in 4Q13, up 6% over 3Q13 as a result of the higher sales volume. Compared to 4Q12, revenue increased 6% as a result of the 11% higher average net price in reais, in turn the result of the average 11% rise in the foreign exchange rate. In 2013, net revenue was a record R$6,917 million, 12% higher than the revenue reported for 2012.

The cost of goods sold (COGS) was 7% higher quarter-on-quarter due to the higher sales volume, partially offset by the improved cash cost of production, as described below. Year-on-year, COGS was stable as the higher cash cost and foreign exchange impacts, especially on freight, offset the lower sales volume.

The cash cost of pulp production was R$466/t in 4Q13, down 7% quarter-on-quarter, primarily due to the absence of scheduled maintenance downtimes in the quarter and the lower cost of wood, in turn explained by the reduction of third-party wood (4Q13: 5% | 3Q13: 11%). These effects were partially offset by the impact of the rains in Aracruz Unit of R$7/t in Fibria’s cash cost in 4Q13, that caused a higher need for chemicals, energy and wood consumption. The 5% year-on-year rise was due to the higher cost of wood transportation, increased energy and wood use (largely explained by the rains in Espírito Santo State), and the R$7/t impact of the dollar’s average appreciation (11%). These impacts were partially offset by the lower fixed cost (with reduced payroll taxes beginning in January, 2013) and lower expenditures with maintenance services (R$4/t) as part of cost reduction plans. Cash cost for the year was R$505/t, up 6.7% over 2012, in large part explained by the higher cost of wood, foreign exchange and greater expenses with inputs. Inflation for 2013 was 5.9% (IPCA) while the dollar rose 11% against the real and approximately 15% of cash cost is pegged to the dollar. If we exclude the R$7/t foreign exchange impact and the non recurring R$2/t resulting from the rains at the Aracruz Unit, the increase in annual cash cost would have been 4.6%, therefore, below inflation for the period. For 2014, the Company expects impacts on cash cost related to the increase in third-party wood that Fibria will seek to minimize through operational improvements, maintaining the target of keeping cash cost increases below inflation. The table below shows the evolution of cash cost of production and the explanations for the main variations in the quarter and year:

Selling expenses totaled R$95 million in 4Q13, up 5% quarter-on-quarter as a result of the higher sales volume, partially offset by lower expenses at terminals. Year-on-year, selling expenses were up 31% due to greater expenses at terminals, an effect of the geographic sales mix, and foreign exchange impacts, with the dollar up 11%, on average, against the real. It should be noted that the ratio of selling expenses over net revenue remained stable at 5% as compared to both periods.

Administrative expenses totaled R$88 million, up 20% and 13% quarter-on-quarter and year-on-year, respectively, as a result of greater expenses with third-party services and consulting.

Other operating revenue (expense) totaled a revenue of R$825 million in 4Q13, as compared to an expense of R$11 million in 3Q13 and a revenue of R$137 million in 4Q12, chiefly due to the capital gains of R$799 million due to the land sale concluded on December 30.

Adjusted EBITDA reached R$823 million in 4Q13 with margin at 42%. Quarter-on-quarter, EBITDA increased 8%, primarily due to the higher sales volume. The 9% year-on-year increase with a 1 p.p. margin expansion is explained by the 11% higher average net pulp price in reais, in turn the result of the dollar’s average 11% rise against the real, partially offset by the decrease in sales volumes. The graph below shows the main variations in the quarter:

Financial Result

Revenue from interest on investments was R$19 million, down 21% over 3Q13, chiefly due to the decline in securities in the period. Funds received in December from the land sale and the discount on receivables did not impact interest revenue in the period, as they were invested on the last days of the month. As compared to 4Q12, the 32% decline is explained by the use of cash for settlement of debt at less attractive costs. The result of hedge operations was negative R$103 million, with R$98 million due to the negative variation in the fair value of debt hedge instruments (see the derivatives section below).

Financial expenses with interest on loans and financing totaled R$138 million in 4Q13, down 4% quarter-on-quarter, primarily due to amortizations in the period. Year-on-year, the 16% (R$27 million) decrease was chiefly the result of the reduction in dollar-denominated debt between the periods.

Financial expenses with foreign exchange variations on dollar-denominated debt (95% of total gross debt) were R$346 million, compared to expenses of R$55 million in 3Q13. This increased expense was chiefly due to the variation in the closing dollar in the period (4Q13: R$2.34 | 3Q13: R$2.23). As compared to 4Q12, there was a R$294 million increase in expenses as a result of the dollar’s greater appreciation against the real.

Other financial revenue and expense totaled an expense of R$21 million, a difference of R$53 million over 3Q13, chiefly the result of a lower repurchase of the 2020 bonds as compared to the previous quarter, causing a lesser accounting effect of expenses incurred with these operations (R$17 million in this quarter). The same factor explains the variation as compared to 4Q12.

Mark-to-market of derivatives on December 31, 2013 was negative R$464 million (with negative R$12 million in operational hedge and negative R$452 million in debt hedge), compared to negative mark-to-market of R$366 million on September 30, 2013, for a decline of R$98 million. This result is mainly explained by the depreciation of the real in the period, impacting open debt swaps. The cash impact of swaps maturing in the period was R$5 million, for an impact on the financial result of R$103 million. The table below shows the derivative position at the end of December:

Zero cost collar operations have become more appropriate in the current foreign exchange scenario, especially because of the dollar’s volatility, as these operations allow the Company to lock in the exchange rate at the same time that it minimizes the negative impacts of a rapid depreciation of the real. The instrument consists of hedging an exchange range favorable to the cash flow, within which Fibria does not pay nor does it receive adjustments. At the same time that the Company is protected in these scenarios, this feature allows Fibria to capture greater benefits in export revenues in the event of a rising dollar. Currently, the operations have a maximum term of 12 months, coverage of 42% of net foreign exchange exposure and are only used to hedge cash flow exposures.

Derivatives used to hedge the debt (swaps) seek to transform real-denominated debt into dollar-denominated debt or to protect existing debt from unfavorable oscillations in interest rates. Thus, all swap asset legs are matched with the cash flows of the respective hedged debt. The fair value of these operations corresponds to the net present value of expected flows through maturity (45 months, on average) and, therefore, has a reduced cash impact.

Forest partnership and wood supply contracts on December 30, 2013 are denominated in U.S. dollars per m3 of wood, adjusted according to U.S. inflation as measured by the CPI (Consumer Price Index), which is not considered to be related to inflation in the economies where these areas are located, for an inherent derivative. This instrument, presented in the table above, is a swap of the variations in the US-CPI for the period of the forest partner and wood supply contracts. See note 11 (e) of the 2013 Financial Statements for greater detail and sensitivity analysis of the fair value in the event of acute variations in the US-CPI.

All of the financial instruments were contracted in accordance with the guidelines established by the Market Risk Management Policy, and are conventional instruments without leverage or margin calls, duly registered with CETIP (Securities Custody and Financial Settlement Clearinghouse), with cash impacts only upon their respective maturities and amortizations. The Company’s Governance, Risk and Compliance area is responsible for the verification and control of positions involving market risk and independently reports administratively to the CEO and functionally to the Statutory Audit Committee and other areas and committees involved in the process, ensuring implementation of the policy. Fibria’s Treasury area is responsible for the execution and management of financial operations.

Net Income

In 4Q13, the Company posted losses of R$185 million, compared to profit of R$57 million and R$48 million in 3Q13 and 4Q12, respectively. This variation was chiefly explained by the negative financial result, in turn driven by the impact of dollar’s appreciation against the real on debt and the increased expense with income tax and social contribution with adherence to REFIS. The same factors explain, in large part, the annual loss of R$698 million. Excluding the non-recurring effects (capital gains on fixed assets disposals, income taxes expenses when adhering the Refis program, fiscal credits and contingencies recovered and financial expenses due to bonds buyback), exchange variation and debt hedging, the profit would have been of approximately R$323 million in 4Q13 and R$834 million in 2013.

Debt

The balance of gross debt on December 31, 2013 was R$9,773 million, up R$286 million over 3Q13 explained by the foreign exchange variation in the period. As compared to 4Q12, gross debt fell R$1.0 billion, primarily as a result of continued liability management initiatives. In the quarter, Fibria repurchased R$39 million (US$17 million) of the 2020 Bonds at a rate of 7.50% p.a. and 7.75% p.a. The total repurchases in the year of R$1,851 million (US$897 million) will provide annual savings of US$67 million in interest payments. Fundraising in the quarter primarily derives from BNDES loans. The graph below shows changes in gross debt in the quarter:

Net debt/EBITDA closed the period at 2.6x in dollars and 2.8x in reais. Including the January receipt of the second payment from the land sale in the amount of R$903 million (R$605 million already received until January 29, 2014), this ratio would have been 2.3x in dollars and 2.5x in reais.

The average cost of bank debt in local currency in December, 2013 was 7.4% p.a. (Sept/13: 7.4% p.a. | Dec/12: 7.5% p.a.) and the cost in dollars was 4.6% p.a. (Sept/13: 4.5% p.a. | Dec/12: 5.2% p.a.), up quarter-on-quarter, largely as a result of the higher LIBOR. Considering the repurchase of 100% of the outstanding balance of the 2020 Bonds, the cost of debt would be 4.0% p.a., generating annual savings of around US$52 million in interest payments. The graphs below show Fibria’s debt by instrument, indexer and currency (including debt swaps):

The average tenor of total debt was 52 months in December of 2013, compared to 54 months in September of 2013 and 63 months in December of 2012. The repurchase of 2020 bonds in the period did not significantly impact the average tenor of the Company’s debt in 4Q13; however, considering the repurchase of the outstanding balance in January of 2014, the average tenor would fall to 47 months. The graph below shows the amortization schedule of Fibria’s total debt and pro-forma schedule considering this operation. It is important to highlight that the schedule below does not consider the reclassification from long term to short term of the Bond 2020, due to redemption scheduled for March 26, 2014.

The cash and cash equivalents position on December 31 was R$1,924 million, including the receipt of the first payment from the land sale in the amount of R$500 million, operating cash flow and negative R$464 million mark-to-market of hedge instruments

(chiefly debt swaps). Excluding the mark-to-market impact on cash, 44% was invested in local currency in fixed-income public bonds and the remainder, in short- and medium-term investments abroad.

Since May of 2011, the Company has held a revolving credit facility in the total amount of US$500 million with availability of four years as of contracting. Additionally, in April of 2013, a new revolving credit line was contracted in the total amount of R$300 million with a term of 5 years and cost of 100% of the CDI + 1.5% p.a. when used (when not in use, the cost in reais will be 0.5% p.a.). Even though they are not in use, these funds help improve the Company’s liquidity, such that, in addition to the current cash of R$1,924 million, Fibria also has R$1,471 million in unused contracted funds from these stand-by credit facilities with immediately liquidity. Therefore, the ratio of cash, which including these stand-by credit facilities equals R$3.4 billion, to short-term debt, was 2.3x on December 31, 2013, not considering the reclassification of the bond 2020 from the long term to the short term, due to the redemption scheduled for March 26, 2014.

The graph below shows the evolution of Fibria’s debt since December, 2012:

Capital Expenditures

Capital Expenditures (CAPEX) in the quarter totaled R$345 million, stable over 3Q13. As compared to 4Q12, the increase is explained mainly by higher expenses with forest purchases. CAPEX totaled R$1,287 million in 2013, in line with the R$1,244 million guidance.

For 2014, Management has approved a capital budget of R$1,520 million. The 18% increase over 2013 is chiefly the result of forest partner contracts signed as a result of the land sale in December of 2013 and a one-off impact of wood purchases, which is expected to continue for 2 to 2.5 years before returning to normal levels.

Free Cash Flow

Working capital gave a positive result of R$388 million in 4Q13, excluding the land sale that impacted the variation in accounts receivable, as compared to the negative R$189 million in 3Q13. The increase was mainly due to the decrease in accounts receivable, for its part explained by prepayment of receivables in the quarter, in addition to the greater sales volume, impacting falling inventory.

Working capital was the main variation in Fibria’s free cash flow in the comparison with both periods, in addition to the 8% increase in EBITDA. It should be noted that adhesion to REFIS with the non-recurring payment of IR and CSLL debt relative to taxation of earnings of foreign subsidiaries in the amount of R$392 million and the land sale (R$ 1.4 billion) are not included in this figure. In 2013, free cash flow totaled R$1,268 million, for an 8.3% free cash flow yield on December 31, 2013.

Capital Market

Equities

The average daily trade volume of Fibria’s shares was approximately 2 million, down 35% as compared to 3Q13. The average daily financial volume was US$24.1 million in 4Q13, down 30% quarter-on-quarter, with US$14.5 million traded on the BM&FBovespa and US$9.6 million traded on the NYSE.

Fixed Income

III Fibria Day

On December 3, 2013, Fibria held its third Fibria Day at the New York Stock Exchange (NYSE) to strengthen dialogue and transparency with the market through presentation to approximately 70 U.S. investors and analysts.

Subsequent Events

2020 Bond Redemption

In January the company announced the redemption of 100% of the outstanding balance of Fibria’s 2020 bond equivalent to US$ 690 million, with a cost of 7.5% p.a. The redemption will take place on March 26, 2014. With this operation, the average cost of the existing debt in foreign currency falls from the current 4.6% p.a. to 4.0% p.a. and provides annual interest savings of approximately US$52 million.

Receipt of the second land sale payment

As part of the payment for the sale of certain lands located in the states of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo, Fibria received until January 29, 2014 the amount of R$605 million. The expectation is that the remaining R$298 million are still received in 1Q14.

Appendix I — Revenue x Volume x Price *

*Does not include Portocel

Appendix II — Income Statement

Appendix III — Balance Sheet

Appendix IV — Statement of Cash Flows

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW (R$ million)	4Q13	3Q13	4Q12	2013	2012
INCOME (LOSS) BEFORE TAXES ON INCOME	**527**	**60**	**100**	**(344)**	**(990)**
Adjusted by					
(+) Depreciation, depletion and amortization	506	459	509	1,863	1,848
(+) Unrealized foreign exchange (gains) losses, net	356	68	58	933	735
(+) Change in fair value of derivative financial instruments	103	(36)	32	215	184
(+) Fair value of biological assets	(66)	-	(32)	(102)	(298)
(+) Gain on sale of investments - Asset Light project	(799)	-	-	(799)	-
(+) (Gain)/loss on disposal of property, plant and equipment	190	(4)	(63)	218	(64)
(+) Interest and gain and losses in marketable securities	(19)	(23)	(25)	(90)	(144)
(+) Interest expense	138	144	165	576	682
(+) Financial charges of Eurobons "Fibria 2020" partial repurchase transaction	7	56	-	350	151
(+) Impairment of recoverable ICMS	22	24	27	91	90
(+) Provisions and other	28	6	(52)	51	110
(+) Tax Credits	(77)	(3)	-	(91)	(93)
(+) Reversal of provision for contingencies	(102)	-	-	(116)	-
Decrease (increase) in assets	-	-	-	0	0
Trade accounts receivable	266	(132)	8	446	247
Inventories	79	(4)	110	(63)	45
Recoverable taxes	(23)	(42)	(24)	(144)	(17)
Other assets/advances to suppliers	66	(22)	(24)	(4)	(21)
Increase (decrease) in liabilities	-	-	-	-	-
Trade payable	(22)	35	40	107	58
Taxes payable	(19)	(14)	(6)	(18)	(38)
Payroll, profit sharing and related charges	(2)	23	(3)	1	(5)
Other payable	42	(33)	15	(35)	(32)
Cash provided by operating activities	-	-	-	-	-
Interest received	27	33	21	144	132
Interest paid	(125)	(125)	(179)	(602)	(651)
Income taxes paid	(403)	(4)	(11)	(423)	(15)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**699**	**465**	**665**	**2,164**	**1,914**
Cash flows from investing activities	-	-	-	0	0
Acquisition of property, plant and equipment and forest	(317)	(303)	(256)	(1,190)	(1,002)
Advance for wood acquisition from forestry partnership program	(28)	(40)	(10)	(97)	(77)
Marketable securities, net	(273)	618	(335)	1,204	(661)
Cash from sale of investments - Asset Light project	500	-	-	500	-
Proceeds from sale of property, plant and equipment	(8)	9	254	37	275
Derivative transactions settled	(5)	(4)	(15)	(24)	(126)
Advance received related to assets held for sale	-	-	270	-	470
Installments paid for acquisition of Ensyn	-	-	(41)	-	(41)
Others	(0)	1	(1)	4	1
NET CASH USED IN INVESTING ACTIVITIES	**(131)**	**281**	**(134)**	**434**	**(1,161)**
Cash flows from financing activities	-	-	-	0	0
Borrowings	137	162	203	1,279	864
Repayments - principal amount	(218)	(704)	(437)	(3,320)	(2,411)
Premium paid in the Eurobonds "Fibria 2020" repurchase transaction	(6)	(43)	-	(237)	(62)
Net of capital increase	-	-	-	-	1,344
Other	(0)	(3)	4	1	6
NET CASH USED IN FINANCING ACTIVITIES	**(87)**	**(588)**	**(230)**	**(2,276)**	**(258)**
Effect of exchange rate changes on cash and cash equivalents	20	(6)	-	7	66
Net increase (decrease) in cash and cash equivalents	501	153	301	328	562
Cash and cash equivalents at beginning of year	770	618	643	944	382
Cash and cash equivalents at end of year	1,272	770	944	1,272	944

Appendix V — EBITDA and adjusted EBITDA breakdowns (CVM Instruction 527/2012)

EBITDA is not a standard measure defined by Brazilian or international accounting rules and represents earnings (loss) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents adjusted EBITDA according to CVM Instruction no. 527 of October 4, 2012, adding or subtracting from the amount the provisions for losses on recoverable ICMS, loss (gain) on disposal of property, plant and equipment, the fair value of biological assets and tax credits from recovered contingencies to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company’s operating income and cash flows or an indicator of liquidity for the periods presented.

Appendix VI — Economic and Operational Data